Sub-Item 77D: Policies with respect to security investments

Hartford Advisers HLS Fund

Investment Objective:  The Fund seeks long-term total return.

Hartford Money Market HLS Fund

Amended the disclosure to read as follows:
In certain market conditions, the Fund may be more allocated to lower-yielding securities.  The Fund will: (i) maintain a dollar-weighted average portfolio maturity of 60 days or less; and (ii) maintain a dollar-weighted average life to maturity of 120 days or less.